Exhibit 99.1

VanceInfo Announces Fourth Quarter and Full Year 2011 Financial Results

Beijing, February 28, 2012 – VanceInfo Technologies Inc. (NYSE:VIT) (“VanceInfo” or the “Company”), an IT service provider and one of the leading offshore software development companies in China, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2011.

Fourth Quarter and Full Year 2011 Financial and Operating Highlights

•	Net revenues for the fourth quarter of 2011 increased to $87.2 million, up 46.3% from $59.6 million for the fourth quarter of 2010.

•	Diluted earnings per share (“EPS”) and non-GAAP diluted EPS[1] were $0.11 and $0.20, respectively, for the fourth quarter of 2011.

•	Net revenues for the full year 2011 were $283.1 million, an increase of 33.8% over 2010.

•	Diluted EPS and non-GAAP diluted EPS[1] were $0.49 and $0.74, respectively, for the full year 2011.

•	Employees totaled 14,958, including 13,424 billable professionals, as of December 31, 2011.

“We are very excited about the strong growth momentum in the fourth quarter of 2011,” said Chris Chen, Chairman and Chief Executive Officer of VanceInfo. “Our strategic investment in the financial services vertical, new service lines and U.S. onshore presence has contributed to our performance in this quarter. We are committed to continued investment in consulting and solution based capabilities and diversifying our business mix to support our sustainable growth objectives. While 2011 has been a challenging year for our industry, we hope 2012 is a year of stabilization with continued revenue growth and gradual margin recovery.”

[1]

Non-GAAP income from operations, net income, diluted EPS and related margins exclude share-based compensation expense, amortization of acquired intangible assets, and change in fair value of contingent consideration payable for business acquisition. The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying section of “About Non-GAAP Financial Measures” and the accompanying table of “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of the press release.

Fourth Quarter 2011 Financial Results

Due to the seasonal nature of its business, the Company presents its financial analysis on a year-over-year basis, comparing the fourth quarter of 2011 and the fourth quarter of 2010 as in the following paragraphs.

Net Revenues

Net revenues were $87.2 million in the fourth quarter of 2011, up 46.3% from $59.6 million for the fourth quarter of 2010. The increase in net revenues was primarily driven by continued growth of the Company’s business in the U.S. and Greater China (including mainland China, Hong Kong,Taiwan and Macau) markets.

Net Revenues by Service Lines

The Company provides three broad sets of services: R&D Outsourcing Services, IT Services and Other Solutions & Services. R&D Outsourcing Services consist of the research & development service line and the globalization & localization service line. IT Services consist of the enterprise solutions, the application development & maintenance (“ADM”), and the quality assurance & testing service lines. Other Solutions & Services consist of business process outsourcing (“BPO”) and system integration (“SI”) services, as well as other solutions.

Net revenues from IT Services remained strong in the fourth quarter of 2011, increasing 64.7% from the same period in 2010 and accounting for 45.2% of total net revenues in the fourth quarter of 2011. Net revenues from Other Solutions & Services grew 213.0% compared to the fourth quarter of 2010 and increased to 4.4% of total net revenues in the fourth quarter of 2011, consistent with the Company’s growth strategy.

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended December 31, 2011		Three Months Ended December 31, 2010
	(in thousands of US$, except percentages)

R&D Outsourcing Services
Research & development services	42,055	48.2%	32,891	55.2%
Globalization & localization	1,897	2.2%	1,569	2.6%
IT Services
Enterprise solutions	8,926	10.2%	5,537	9.3%
Application development & maintenance	23,794	27.3%	14,376	24.1%
Quality assurance & testing	6,673	7.7%	4,004	6.7%
Other Solutions & Services	3,843	4.4%	1,228	2.1%

Total net revenues	87,188	100.0%	59,605	100.0%

Net Revenues by Geographic Markets

Based on the location of our clients’ headquarters, net revenues from clients headquartered in Greater China were $40.6 million, or 46.5% of total net revenues in the fourth quarter of 2011, followed by 36.0% from clients headquartered in the United States, 12.6% in Europe and 3.3% in Japan.

Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, Greater China accounted for 67.3% of total net revenues in the fourth quarter of 2011, while the United States accounted for 25.1% in the same period.

Net Revenues by Industries

The Company classifies its clients into four broad industry segments: Telecommunications (“Telecom”), High Technology (“High Tech”), Banking, Financial Services and Insurance (“BFSI”), and other industry segments including manufacturing, retail, distribution, travel and transportation and public services, etc. (“Others”).

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended December 31, 2011		Three Months Ended December 31, 2010
	(in thousands of US$, except percentages)
Telecom	31,930	36.6%	25,817	43.3%
High Tech	30,590	35.1%	19,134	32.1%
BFSI	13,375	15.3%	6,421	10.8%
Others	11,293	13.0%	8,233	13.8%

Total net revenues	87,188	100.0%	59,605	100.0%

Largest Clients

Revenues from the top five clients totaled $46.3 million or 53.1% of total net revenues in the fourth quarter of 2011, down from 54.0% in the fourth quarter of 2010. The decline in customer concentration reflected our continued efforts to diversify our customer base. Excluding top five clients, net revenues in the fourth quarter of 2011 grew 48.9% over the same period in 2010.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2011 was $28.3 million, an increase of 24.0% from $22.8 million in the fourth quarter of 2010. Gross margin was 32.4% in the fourth quarter of 2011, compared to 38.3% in the fourth quarter of 2010. Gross profit included $3.4 million and $0.5 million of government subsidies in the fourth quarter of 2011 and 2010, respectively. The lower gross margin in the fourth quarter of 2011 reflected the wage inflation in excess of billing rate increase as compared to the same period in 2010 as well as the temporary impact from our investment in the business intelligence service line, the BFSI vertical and the U.S. onshore delivery team, which were still in the transitional and build-up phase during the quarter.

Operating Expenses

Selling, general and administrative expenses totaled $25.9 million for the fourth quarter of 2011, up 69.4 % from $15.3 million a year ago. The increase in selling, general and administrative expenses was primarily due to the continued investment in building solution-based capabilities and pre-sale activities as well as higher staff costs in 2011.

Operating Income and Operating Margin

As a result of the increased costs, expenses and investment, operating income in the fourth quarter of 2011 was $3.8 million, compared to $9.0 million in the fourth quarter of 2010. Non-GAAP operating income1 in the fourth quarter of 2011 was $7.4 million, compared to $10.2 million in the same period a year ago. Non-GAAP operating margin1 was 8.5% in the fourth quarter of 2011, compared to 17.1% in the fourth quarter of 2010. The operating results reflected a temporary operating loss of approximately $2.1 million associated with our recent expansion efforts in the financial services vertical. We expect these newly formed service units to become profitable in the first quarter of 2012.

Provision for Income Taxes

The provision for income taxes was negative $0.8 million in the fourth quarter of 2011, compared to $0.4 million in the fourth quarter of 2010. The negative provision for income tax reflected a tax reversal at one of the Company’s subsidiaries, which obtained a preferential tax status in 2011.

Net Income and EPS

Net income in the fourth quarter of 2011 was $4.9 million, compared to $8.4 million in the fourth quarter of 2010. Non-GAAP net income1 was $8.6 million in the fourth quarter of 2011, compared to $9.7 million in the same period a year ago. Non-GAAP net margin1 was 9.8% in the fourth quarter of 2011, compared with 16.2% in the year-ago quarter.

For the fourth quarter of 2011, diluted EPS and Non-GAAP diluted EPS1 were $0.11 and $0.20, respectively, based on 43.6 million total ADS-equivalent average shares outstanding, compared with $0.19 and $0.22, respectively, for the fourth quarter of 2010.

The non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections of “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures.”

Cash and Cash Flow

As of December 31, 2011, VanceInfo had cash and cash equivalents, restricted cash, term deposits and short-term investments totaling $112.2 million. Operating cash flow in the fourth quarter of 2011 was a net inflow of approximately $0.1 million, compared with a net inflow of $7.6 million in the fourth quarter of 2010. The operating cash flow reflected substantial net cash invested in our continued expansion efforts in the financial services vertical. Investing cash flow in the fourth quarter of 2011 included a $20.8 million capital expenditure in the construction of our new headquarters.

Days sales outstanding (“DSO”) was 115 days for the fourth quarter of 2011, compared with 131 days in the third quarter of 2011. DSO was 127 days for the trailing twelve months ended December 31, 2011, compared with 128 days2 for the trailing twelve months ended September 30, 2011. Unbilled accounts receivable was 62.2% of the total receivable as of December 31, 2011, compared to 69.2% as of December 31, 2010.

[2]	Prior period information has been adjusted to ensure consistency of the financial statement presentation.

DSO was calculated by dividing average accounts receivable, net of average advance from clients and average deferred revenues, by the period’s gross revenues before business tax, and multiplying by the number of days in the corresponding period.

	September 30,	September 30,	September 30,	September 30,
	Three Months Ended		Twelve Months Ended
	December 31, 2011	September 30, 2011	December 31, 2011	September 30, 2011
	( in thousands of US$)
Gross revenues before business tax	90,127	72,103	290,583	261,277
Average advance from clients	3,015	2,124	1,990	1,493	[2]
Average deferred revenues	590	838	873	1,022	[2]

Note: Twelve-month average amounts are calculated based on the respective five quarter-end balances.

Full Year 2011 Financial Results

Net Revenues

Net revenues for the full year of 2011 were $283.1 million, up 33.8% from $211.6 million in 2010.

Net Revenues by Service Lines

Net revenues from IT Services for 2011 totaled $123.3 million, up 61.1% from $76.6 million in 2010. Net revenues from Other Solutions & Services for 2011 increased 136.5% to $11.2 million, compared with $4.8 million in 2010.

	September 30,	September 30,	September 30,	September 30,
	Year Ended December 31, 2011		Year Ended December 31, 2010
	(in thousands of US$, except percentages)
R&D Outsourcing Services
Research & development services	141,251	49.9%	124,181	58.7%
Globalization & localization	7,312	2.6%	6,060	2.9%

IT Services
Enterprise solutions	25,236	8.9%	19,725	9.3%
Application development & maintenance	75,543	26.7%	43,825	20.7%
Quality assurance & testing	22,548	8.0%	13,003	6.2%
Other Solutions & Services	11,247	3.9%	4,756	2.2%

Total net revenues	283,137	100.0%	211,550	100.0%

Net Revenues by Geographic Markets

Based on the location of our clients’ headquarters, net revenues from clients headquartered in Greater China were $132.7 million, accounting for 46.9% of total net revenues in 2011, followed by 33.7% in the United States, 15.0% in Europe and 3.4% in Japan.

Measuring the Company’s revenues by geographic markets based on the location of the contract signing entities, Greater China accounted for 71.4% of total net revenues in 2011, while the United States accounted for 22.8% in the same period.

Net Revenues by Industries

	September 30,	September 30,	September 30,	September 30,
	Year Ended December 31, 2011		Year Ended December 31, 2010
	(in thousands of US$, except percentages)
Telecom	112,782	39.8%	95,052	44.9%
High Tech	95,390	33.7%	71,395	33.7%
BFSI	35,994	12.7%	18,583	8.8%
Others	38,971	13.8%	26,520	12.6%

Total net revenues	283,137	100.0%	211,550	100.0%

Largest Clients

Revenues from the top five clients totaled 53.1% of the Company’s total net revenues in the full year of 2011, compared to 55.5% in 2010.

Gross Profit and Gross Margin

Gross profit for the full year of 2011 was $98.6 million, an increase of 21.0% from $81.5 million for the full year of 2010. Gross margin was 34.8% for the full year of 2011, compared to 38.5% for the prior year. Gross profit included $5.5 million and $2.9 million of government subsidies in the full year of 2011 and 2010, respectively.

Operating Income and Operating Margin

Operating income in 2011 was $20.9 million, compared with $31.9 million last year. Non-GAAP operating income1 in the full year of 2011 was $31.9 million, compared with $36.9 million last year. Non-GAAP operating margin1 was 11.3% for the full year of 2011, compared to 17.5% in 2010.

Net Income and EPS

Net income for the full year of 2011 was $22.2 million, compared to $29.9 million in 2010. Non-GAAP net income1 was $33.3 million for the full year of 2011, compared with $34.9 million a year ago. Diluted EPS for the full year of 2011 was $0.49, compared to $0.69 in 2010. Non-GAAP diluted EPS1 was $0.74 for the full year of 2011, compared to $0.80 for the full year of 2010.

Recent Development

Acquisition of Beijing Sunwin Corporation Limited

In February 2012, VanceInfo acquired 100% equity interest in Beijing Sunwin Corporation Limited (“Sunwin”), a China-based company providing IT consulting and solutions to companies in Chinese airline industry. Under the terms of the acquisition agreement, VanceInfo paid an initial consideration of approximately $2.4 million in cash and $1.1 million in VanceInfo ordinary shares. Contingent consideration will be paid based on Sunwin’s financial performance in the next 24 to 36 months. The acquisition is expected to further strengthen VanceInfo’s consulting and solution capabilities in the travel and transportation sector. Over 90 professionals from Sunwin joined the Company as a result of this transaction.

Outlook for the First Quarter and Full Year 2012

For the first quarter and full year of 2012, the Company expects:

•	First quarter 2012 net revenues to be at least $80 million, representing at least 39.4% increase from the corresponding period in 2011.

•

First quarter 2012 non-GAAP diluted EPS[1] to be between $0.14 and $0.15, based on 43.7 million total ADS-equivalent average shares outstanding, reflecting the seasonality effect of the domestic business, relatively lower government subsidies and higher effective income tax rate in 2012.

•	2012 net revenues to be at least $360 million, representing at least 27.1% increase from 2011.

•

2012 non-GAAP diluted EPS[1] to be between $0.86 and $0.92, representing an increase of 16.2% to 24.3% from 2011, based on 44.2 million total ADS-equivalent average shares outstanding. The non-GAAP diluted EPS guidance reflects continued uncertainties on the wage inflation environment in China.

•	The EPS outlook assumes an effective income tax rate of 14% to 16%.

Conference Call

The Company will host a corresponding conference call and live webcast to discuss the results at 7:30 AM Eastern Standard Time (EST) on Tuesday, February 28, 2012 (8:30 PM Beijing/Hong Kong time). Please dial-in five minutes prior to the call to register and receive further instruction.

The details for the live conference call are as below:

•	U.S. Toll Free Dial-in Number: + 1.866.519.4004

•	International Dial-in Number: +65.6723.9381

•	Hong Kong Dial-in Number: +852.2475.0994

Passcode: 48271068

The conference call will be available live via webcast on the Investors section of VanceInfo Technologies website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.

A dial-in replay of the conference call will be available until March 6, 2012:

•	U.S. Toll Free Dial-in Number: +1.866.214.5335

•	International Dial-in Number: +61.2.8235.5000

Passcode: 48271068

About VanceInfo

VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China.

The Company ranked number one among Chinese offshore software development service providers for the North American and European markets as measured by 2010 revenues, according to International Data Corporation (IDC). This marks the fourth consecutive year that VanceInfo has been ranked number one by IDC in this category.

VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing,

globalization & localization and other solutions and services. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan and Greater China, targeting high-growth industries such as telecommunications, technology, financial services, travel and transportation services, manufacturing, retail and distribution.

Safe Harbor

This news release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as will, should, expects, anticipates, future, intends, plans, believes, estimates, and similar statements. Among other things, the management’s quotations and “Outlook for the First Quarter and Full Year 2012” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the company’s dependence on a limited number of clients for a significant portion of its revenues, the economic slowdown in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission. All information provided in this news release and in the attachments is as of February 28, 2012, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: income from operations, net income and diluted EPS excluding share-based compensation expense, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition. The non-GAAP income from operations, net income and diluted EPS for prior periods have been reclassified so that the presentations are consistent. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” set forth at the end of this release.

VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income and diluted EPS is that these non-GAAP measures exclude the share-based compensation charges, amortization of acquired intangible assets and change in fair value of contingent consideration payable for business acquisition that have been and will continue to be, for the foreseeable future, a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures. The reconciliations of the forward-looking guidance for non-GAAP financial measures to the most directly comparable GAAP financial measures in the accompanying table include all information reasonably available to VanceInfo at the date of this press release. The table includes adjustments that the Company can reasonably predict.

VANCEINFO TECHNOLOGIES INC.

Condensed Consolidated Balance Sheets (Unaudited)

(US dollars in thousands, except share data)

	September 30,	September 30,
	December 31, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	96,170	161,265
Term deposits	5,000	5,000
Restricted cash	1,587	679
Held-to-maturity securities-current	9,401	13,208
Accounts receivable, net of allowance for doubtful accounts of $ 2,200 as of December 31, 2011 and $1,956 as of December 31, 2010, respectively	126,389	85,437
Other current assets	16,042	8,603

Total current assets	254,589	274,192
Property and equipment, net	36,580	20,344
Held-to-maturity securities-non current	—	1,558
Long-term investment	—	193
Goodwill and other intangible assets	67,807	34,908
Land use right	23,884	18,009
Other long-term assets	3,036	2,435

Total assets	385,896	351,639

Liabilities and equity
Current liabilities	66,738	49,678
Non-current liabilities	16,014	5,794

Total liabilities	82,752	55,472
Equity (a)	303,144	296,167

Total liabilities and equity	385,896	351,639

Note:

(a)	As of December 31, 2011, there were 44,714,963 ordinary shares issued and 42,320,390 ordinary shares outstanding, due to the existence of 2,394,573 treasury shares in the form of ADSs repurchased from the open market.

VANCEINFO TECHNOLOGIES INC.

Condensed Consolidated Statements of Operations (Unaudited)

(US dollars in thousands, except per share data)

	September 30,	September 30,	September 30,	September 30,
	Three months ended December 31,		Twelve months ended December 31,
	2011	2010	2011	2010

Net revenues	87,188	59,605	283,137	211,550
Cost of revenues (a)(b)	(58,899)	(36,788)	(184,518)	(130,035)
Gross profit	28,289	22,817	98,619	81,515

Selling, general and administrative expenses (a)	(25,895)	(15,288)	(81,848)	(51,901)
Change in fair value of contingent consideration payable for business acquisition	(54)	414	920	221

Other operating income (b)	1,471	1,013	3,172	2,036

Income from operations	3,811	8,956	20,863	31,871
Interest income, net	372	196	2,174	697
Exchange difference	(17)	(332)	(949)	(950)
Gain on re-measurement of fair value of noncontrolling equity investment in connection with business acquisition	—	—	1,215	612

Income before income taxes and earnings in equity method investment	4,166	8,820	23,303	32,230

Benefit(provision) for income taxes	773	(410)	(1,075)	(2,518)

Income before earnings in equity method investment	4,939	8,410	22,228	29,712
(Loss)earnings in equity method investment	—	(6)	(35)	151

Net income	4,939	8,404	22,193	29,863

Earnings per share
Basic — ordinary shares	0.12	0.20	0.51	0.74
Diluted — ordinary shares	0.11	0.19	0.49	0.69

Weighted average shares outstanding (in thousands)
Basic — ordinary shares	41,868	41,911	43,103	40,298
Diluted — ordinary shares	43,606	44,581	45,248	43,406

Note:

(a)	Depreciation and amortization expenses included in cost of revenues and selling, general and administrative expenses totaled $3,156 and $1,975 for the three months ended December 31, 2011 and 2010, respectively, and $10,606 and $8,420 for the twelve months ended December 31, 2011 and 2010, respectively. Share-base compensation included in cost of revenues and selling, general and administrative expenses totaled $2,320 and $1,127 for the three months ended December 31, 2011 and 2010, respectively, and $8,444 and $3,247 for the twelve months ended December 31, 2011 and 2010, respectively.

(b)	In consistency with certain peer practice, beginning in 2011, we are reporting the training related government subsidies as a deduction to cost of revenues. Prior period information has been adjusted to ensure consistency of the financial statement presentation.

VANCEINFO TECHNOLOGIES INC.

Condensed Consolidated Statements Of Cash Flows (Unaudited)

(US dollars in thousands)

	September 30,	September 30,	September 30,	September 30,
	Three months ended December 31,		Twelve months ended December 31,
	2011	2010	2011	2010
Cash flows from operating activities:
Net income	4,939	8,404	22,193	29,863
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,320	1,127	8,444	3,247
Depreciation and amortization of property and equipment	1,901	1,440	7,057	6,397
Amortization of intangible assets	1,255	535	3,549	2,023
Amortization of land use right	220	—	220	—
Loss on foreign currency exchange forward contracts transfer to statements of operations	62	131	333	578
Gain(loss) on disposal of property and equipment	(17)	6	(3)	(298)
Allowance for doubtful accounts	322	10	75	685
Change in fair value of contingent consideration payable for acquisition	54	(414)	(920)	(221)
(Gain) loss earnings in equity method investment	—	6	35	(151)
Gain on remeasurement of fair value of noncontrolling equity investment in connection with business acquisition	—	—	(1,215)	(612)
Accrued interest income of available-for-sale investment	—	(16)	—	(41)
Changes in operating assets and liabilities
Rental deposits and prepaid rentals	(216)	(23)	(511)	(475)
Accounts receivable	(19,162)	(8,348)	(35,186)	(22,156)
Prepaid expenses and other current assets	126	1,110	(468)	945
Deferred income tax assets-current	(1,141)	(849)	(595)	(901)
Deferred income tax assets-non current	15	(3)	44	(41)
Other long term asstes	(109)	—	(183)	—
Accounts payable	707	408	247	74
Deferred revenue	(395)	121	(905)	(1,495)
Accrued expenses and other payables	9,904	3,197	5,666	8,810
Income tax payable	(681)	882	(140)	2,643
Deferred income	325	(62)	1,094	(270)
Prepaid land use right	—	—	(5,132)	(16,727)
Deferred income tax liability-non current	(254)	(92)	(697)	(323)
Contingent consideration payable	(114)	—	(125)	—

Net cash provided by operating activities	61	7,570	2,877	11,554

VANCEINFO TECHNOLOGIES INC.

Condensed Consolidated Statements Of Cash Flows (Unaudited)-Continued

(US dollars in thousands)

	September 30,	September 30,	September 30,	September 30,
	Three months ended December 31,		Twelve months ended December 31,
	2011	2010	2011	2010
Cash flows from investing activities
Purchase of property and equipment	(1,323)	(3,336)	(6,678)	(11,680)
Payment in construction in progress	(20,810)	—	(20,810)	—
Consideration paid for business acquisitions	(3,000)	(200)	(9,165)	(127)
Cash received upon maturity of term deposit	—	5,000	5,000	5,000
Purchase of term deposit	—	—	(5,000)	—
Cash received upon maturity of restricted cash	—	—	695	—
Restricted cash	—	—	(1,568)	(659)
Purchase of non-current investment — held-to-maturity	—	—	(6,079)	(1,560)
Purchase of current investment — held-to-maturity	—	(1,560)	(5,253)	(15,213)
Proceeds from maturity of investments — held-to-maturity	5,287	1,543	16,826	13,648
Purchase of available-for-sale	—	—	—	(200)
Purchase of long-term investment	—	—	—	(661)
Payment for settlement of foreign currency forward exchange contracts	—	(388)	(339)	(388)
Proceeds from disposal of property and equipment	19	—	90	501

Net cash (used in) provided by investing activities	(19,827)	1,059	(32,281)	(11,339)

Cash flows from financing activities
Proceeds from exercise of options	63	999	3,304	5,011
Repayment of advance received for option granted	—	—	(660)	—
Payment for issuance costs of ordinary shares upon share offering in 2009	—	—	—	(220)
Proceeds from issurance of common stock upon share offering in 2010	—	89,816	—	89,816
Payment for issuance costs of ordinary shares upon share offering in 2010	—	(507)	(52)	(507)
Consideration paid for business acquisitions	(364)	—	(3,933)	(814)
Repurchase of ordinary shares	(5,814)	—	(34,791)	—
Proceeds of short-term bank loan	—	—	1,568	2,939
Repayments of short-term bank loan	—	—	(3,086)	—

Net cash (used in) provided by financing activities	(6,115)	90,308	(37,650)	96,225

Effect of exchange rate changes on cash	233	444	1,959	768
Net (decrease)increase in cash and cash equivalents	(25,881)	98,937	(67,054)	96,440
Cash and cash equivalents, beginning of period	121,818	61,884	161,265	64,057

Cash and cash equivalents, end of period	96,170	161,265	96,170	161,265

VANCEINFO TECHNOLOGIES INC.

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data and percentages)

	September 30,	September 30,		September 30,	September 30,	September 30,		September 30,
	Three Months Ended December 31, 2011				Three Months Ended December 31, 2010
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP

Income from operations	3,811	3,629	(a)	7,440	8,956	1,248	(b)	10,204
Operating margin	4.4%	4.1	%(a)	8.5%	15.0%	2.1	%(b)	17.1%
Net income	4,939	3,629	(a)	8,568	8,404	1,248	(b)	9,652
Net margin	5.7%	4.1	%(a)	9.8%	14.1%	2.1	%(b)	16.2%
Diluted EPS	0.11	0.09	(e)	0.20	0.19	0.03	(e)	0.22

	Twelve months Ended December 31, 2011				Twelve months Ended December 31, 2010
	GAAP	Adjustments		Non-GAAP	GAAP	Adjustments		Non-GAAP

Income from operations	20,863	11,073	(c)	31,936	31,871	5,050	(d)	36,921
Operating margin	7.4%	3.9	%(c)	11.3%	15.1%	2.4	%(d)	17.5%
Net income	22,193	11,073	(c)	33,266	29,863	5,050	(d)	34,913
Net margin	7.8%	3.9	%(c)	11.7%	14.1%	2.4	%(d)	16.5%
Diluted EPS	0.49	0.25	(e)	0.74	0.69	0.11	(e)	0.80

Notes:

(a)	Adjustment to exclude acquisition related intangible assets amortization expense of $1,255, change in fair value of contingent consideration payable for business acquisition of $54 and share-based compensation of $2,320 from the unaudited condensed consolidated statements of operations.

(b)	Adjustment to exclude acquisition related intangible assets amortization expense of $535, change in fair value of contingent consideration payable for business acquisition of $(414) and share-based compensation of $1,127 from the unaudited condensed consolidated statements of operations.

(c)	Adjustment to exclude acquisition related intangible assets amortization expense of $3,549, change in fair value of contingent consideration payable for business acquisition of $(920) and share-based compensation of $8,444 from the unaudited condensed consolidated statements of operations.

(d)	Adjustment to exclude acquisition related intangible assets amortization expense of $2,024, change in fair value of contingent consideration payable for business acquisition of $(221), and share-based compensation of $3,247 from the unaudited condensed consolidated statements of operations.

(e)	Non-GAAP diluted EPS is computed by dividing non-GAAP net income attributable to VanceInfo Technologies Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

VANCEINFO TECHNOLOGIES INC.

Reconciliations of Forward-Looking Guidance for

Non-GAAP Financial Measures to Comparable GAAP Measures

(US dollars in thousands, except per share data)

(Unaudited)

	September 30,	September 30,	September 30,		September 30,	September 30,	September 30,	September 30,	September 30,		September 30,	September 30,
	Three Months Ending March 31, 2012						Year Ending December 31, 2012
	GAAP		Adjustments		Non- GAAP		GAAP		Adjustments		Non- GAAP
	Range of				Range of		Range of				Range of
	From	To			From	To	From	To			From	To
Diluted EPS (a)	0.06	0.07	0.08	(b)	0.14	0.15	0.55	0.61	0.31	(b)	0.86	0.92

Notes:

(a)	Based on 43.7 million and 44.2 million total ADS-equivalent average shares outstanding for the first quarter 2012 and full year 2012, respectively.

(b)	Reflects estimated adjustment for acquisition related intangible assets amortization expense and share-based compensation expenses of approximately $3.5 million for the first quarter 2012 and $13.8 million for the full year 2012.

For further information, please contact:

In China

Sheryl Zhang

Investor Relations

VanceInfo Technologies Inc.

Tel: +86-10-8282-5330

E-mail: ir@vanceinfo.com

Wendy Sun

The Piacente Group, Inc.

Investor Relations

Tel: +86-10-6590-7991

Email: vanceinfo@tpg-ir.com

In the US:

The Piacente Group, Inc.

Investor Relations

Brandi Floberg or Lee Roth

Tel: (212) 481-2050

Email: vanceinfo@tpg-ir.com